SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2020

On March 5, 2021, the Board of Directors of Woori Financial Group passed the following resolution to hold the annual general meeting of shareholders (the “AGM”) on March 26, 2021.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 26, 2021; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, Synergy Hall, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea (subject to change in the case of extraordinary circumstances)

•	Agenda:

1.	Approval of financial statements for the fiscal year 2020

2.	Approval of amendments to the Articles of Incorporation

3.	Approval of reduction of Capital Reserve

4.	Appointment of directors (1 standing director, 4 outside directors)

- 4-1 Candidate for standing director : Won-Duk Lee

- 4-2 Candidate for outside director : Sung-Tae Ro

- 4-3 Candidate for outside director : Sang-Yong Park

- 4-4 Candidate for outside director : Zhiping Tian

- 4-5 Candidate for outside director : Dong-Woo Chang

5.	Appointment of outside director who will serve as an Audit Committee Member

- Candidate for outside director who will serve as an Audit Committee Member : Chan-Hyoung Chung

6.	Appointment of Audit Committee Members who are outside directors

- 6-1 Candidate for Audit Committee Member who is an outside director : Sung-Tae Ro

- 6-2 Candidate for Audit Committee Member who is an outside director : Dong-Woo Chang

7.	Approval of the maximum limit on directors’ compensation

Agenda details

•	Appointment of director

Name	Date of Birth	Term	Appointment	Career Background
Won-Duk Lee	January 1962	From the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021	Re Appointment

2021-Current - Senior Deputy President, Woori Financial Group

2020-2021 - Deputy President, Strategy Planning Unit, Woori Financial Group

2018-2020 - Executive Vice President, Management and Finance Planning Group, Woori Bank

2017-2018 - Managing Director, Management and Finance Planning Group, Woori Bank

2017-2017 - Managing Director, Future Strategy Division, Woori Bank

2014-2017 - Senior General Manager, Future Strategy Department, Woori Bank

•	Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title)
Sung-Tae Ro	September 1946	From the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021	Re Appointment

2019-Current - Outside Director, Woori Financial

Group (Chairman of Board of Directors)

2018-Current - Chairperson, Samsung Dream

Scholarship Foundation

2017-Current - Outside Director, Woori Bank

(Chairman of Risk Management Committee)

- Outside Director, Woori Bank - Chairperson, Samsung Dream Scholarship Foundation

Sang-Yong Park	February 1951	From the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021	Re Appointment

2019-Current - Outside Director, Woori Financial

Group(Chairman of Risk Management Committee)

2018-Current - Auditor, Educational Foundation of

Yonsei University

2017-Current - Outside Director, Woori Bank

(Chairman of Board of Directors)

- Outside Director, Woori Bank - Auditor, Educational Foundation of Yonsei University - Director, Seoul Financial Forum

Zhiping Tian	February 1966	From the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021	Re Appointment	2019-Current - Outside Director, Woori Financial Group 2017-2018 - Outside Director, Woori Bank 2016-Current - Vice President, Beijing FUPU DAOHE Investment Management Ltd.	- Vice President, Beijing FUPU DAOHE Investment Management Ltd.

Dong-Woo Chang	January 1967	From the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021	Re Appointment

2019-Currrent - Outside Director, Woori Financial Group (Chairman of Officer Candidate Recommendation Committee)

2017-2018 - Outside Director, Woori Bank (Chairman of Officer Candidate Recommendation Committee)

2003-Current - CEO, IMM Investment Corp.

- CEO, IMM Investment Corp.

•	Appointment of outside director who will serve as Audit Committee Member

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title)
Chan-Hyoung Chung	February 1956	From the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021	Re Appointment

2019-Current - Outside Director, Woori Financial

Group (Chairman of Audit Committee & Compensation Committee)

2018-Current - Outside Director, Woori Bank

(Chairman of Audit Committee)

2018-2019 - Advisor, POSCO Capital

2015-2018 - CEO, POSCO Capital

- Outside Director, Woori Bank

•	Appointment of Audit Committee Members who are outside directors

Name	Date of Birth	Term	Appointment	Career Background	Other Positions Held (Institution Name and Title)
Sung-Tae Ro	September 1946	From the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021	Re Appointment

2019-Current - Outside Director, Woori Financial

Group (Chairman of Board of Directors)

2018-Current - Chairperson, Samsung Dream

Scholarship Foundation

2017-Current - Outside Director, Woori Bank

(Chairman of Risk Management Committee)

- Outside Director, Woori Bank - Chairperson, Samsung Dream Scholarship Foundation
Dong-Woo Chang	January 1967	From the time of appointment at the AGM for FY2020 to the end of the AGM for FY2021	Re Appointment

2019-Currrent - Outside Director, Woori Financial

Group (Chairman of Officer Candidate Recommendation Committee)

2017-2018 - Outside Director, Woori Bank

(Chairman of Officer Candidate Recommendation Committee)

2003-Current - CEO, IMM Investment Corp.

- CEO, IMM Investment Corp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 5, 2021	By:	/s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Senior Managing Director